Perk International, Inc.

5401 Elington Ave, West Suite 205

Toronto, Ontario, Canada

February 23, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Larry Spirgel

Re:	Perk International, Inc.

Amendment No. 1 to

Form 8-K

Filed January 9, 2015

File No. 333-189540

Dear Larry Spirgel:

I write on behalf of Perk International, Inc., (the “Company”) in response to Staff’s letter of February 5, 2015, by Larry Sprigel, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Form 8-K, January 9, 2015 (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Item 1.01 Entry into a Material Definitive Agreement, page 2

1. Please file as an exhibit the referenced Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligation (the “Conveyance Agreement”).

In response to this comment, the Company filed the Conveyance Agreement.

2. You disclose that, as a result of the Exchange Agreement, you are no longer pursuing your former business plan. Please explain how you reached the decision to abandon your former business and return it to former management. Discuss what steps you had taken to advance your former business, including whether you had an operational website for your daily deals/coupons business. We note that you contemplated abandoning your former business as early as July 2014, when you entered into the letter of intent with Tech 9 Inc.

In response to this comment, and as further detailed in the response to Comment 3 below, in May of 2014, management of Tech 9 approached management of the Company with a lucrative business opportunity to acquire a business with existing revenues. Upon receiving this information, the Company’s board of directors analyzed the Company’s options with the overall aim to maximize shareholder potential. The options analyzed, among other things incident to a corporate decision of this magnitude, included combining the new business opportunity with its existing business plan.

The board reflected on the current status of the Company’s daily deals/coupons business. The problem that the Company ran into was that the daily deal market was already saturated in the Toronto market let alone throughout Canada and the US. The Company was not able to find a significant number of daily deals to offer because the Toronto based businesses the Company was soliciting were already providing daily deals on other sites. The other problem was the companies that had offered daily deals were no longer doing so because the margins after the deal discount and fee to the daily deal sites were too great and made it unprofitable.

To entice companies to participate in the Company’s daily deals site, the Company offered companies the first 30 days on the site free of charge, but this strategy failed as well because the Company could not attract enough traffic to its deal site. The Company had planned to generate traffic to its site by advertising on local radio in Toronto and bill board ads. However, the Company was not able to raise enough capital to fund the ad campaign.

While the Company was taking active steps to develop the daily deals/coupon business into a revenue-generating business, the board determined that the Company was both inferior in size and scope to the operations of Tech 9, and lacking financing needed to implement its current business plan. The Company did not have sufficient cash to operate its business, despite the money it received in its registered offering, largely as a result of the professional fees associated with remaining current in its reporting obligations. The Company showed $23 in cash as of May 31, 2014 and had no cash as of August 31, 2014. Despite the attempts made to locate financing, the Company was not only unable to pay the necessary expenses associated to further implement its business plan, but was falling behind on bills with its attorneys and accountants. As a result of the Company’s poor financial condition along with the more robust financial condition of Tech 9, the board favored the acquisition.

The board finally weighed the option of retaining its daily deals/coupon business to coexist with Tech 9’s DPN business and ultimately determined that the businesses were not complementary. The businesses would need separate management and employees and could face the unwanted prospect of competing for limited financing in the financial markets. Because management of the Company desired to pursue the daily deals/coupon business, the board decided it best to allow management to take the business private in exchange for a change of control that resulted in Tech 9’s management taking over the public company.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

3. Please explain how the parties to the Exchange Agreement were introduced and the reasons you decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.

In response to this comment, Preston Shea is an attorney based in Toronto and licensed to practice in Arizona. He knows both Robert Oswald and Andrew Gaudet. A couple of months prior to Tech 9 and the Company entering into their LOI, Mr. Oswald was expressing to Mr. Preston how he would like to be a public company to tap into the equity markets in order to raise capital. Mr. Preston knew that Mr. Gaudet was having a difficult time with the business model of Perk at that time so he introduced them to each other (both Mr. Oswald and Mr. Gaudet are based in Toronto). Mr. Preston made the introduction out of goodness of his heart and did not ask or require any type of fee.

The reasons behind proceeding with the transaction and the chosen structure are set forth above in response to Comment 1. Aside from the foregoing, there were no third parties that played a role in arranging or facilitating the transactions.

Business Overview, page 4

4. Please discuss the history of Tech 9 Inc., including when it was formed and when it began operations in its current business.

In response to this comment, the Company updated the Business Overview to state that Tech 9 Inc. was incorporated on January 11, 2013 in Ontario, Canada under the Business Corporation Act and commenced operations immediately upon formation.

2

5. Throughout the description of your business you refer to “Digital Place-based Networks” or “DPNs” and “Digital Pages” that the company provides. Your use of these and other industry terms makes it difficult to understand what products and services you provide and how you generate revenues. Please use more concrete language to describe your business, products and services. Describe the specific products and services that you currently provide and how you generate revenues.

In response to this comment, the Company revised its disclosures to better describe its business, products and services. The Company further described the specific features of the hardware and software it offers clients and how the Company generates revenues.

6. Please disclose in what geographic regions you sell your products and services. For example, we note that your executive offices are in Ontario, Canada, but that your business strategy involves creating a North American presence.

In response to this comment, the Company disclosed the geographic regions where it currently sells its products and services.

7. Please supplementally provide to us with third party support for your statements regarding the industry and Digital Place-based Networks. Clarify why the market data regarding gas station television on page 5 is relevant to your operations. Additionally, some of the sources you cite appear to be nine years old. Please advise us of the basis of your belief that these numbers are still consistent with the current market conditions.

In response to this comment, attached to this letter are the third party support documents. The Company intends to target the gas station market as a place to display its DOOHs. The Company removed the outdated materials.

Risk Factors

We have a limited operating history….. page 7

8. To provide context, please disclose when Tech 9 began generating revenues from operations.

In response to this comment, the Company updated the risk factor to state that Tech 9 began generating revenues shortly after formation with $368,997 in revenues from inception (January 11, 2013) to May 31, 2013.

9. We note that you discuss risks “normally encountered in commercializing new products” that “companies at a similar stage of development frequently experience.” Instead, please revise this risk factor or provide separate risk factors that discuss the specific challenges the company faces in implementing its business plan and growing its business based upon its stage of development, market and resources.

In response to this comment, the Company revised the risk factor to take into account the current challenges the Company faces in implementing its business plan and growing business based upon its stage of development, market and resources.

3

Our failure to raise additional capital or generate cash flows… page 7

10. Please quantify your current financing requirements needed to reach specific strategic objectives. Also provide more detailed information and analysis within your Management’s Discussion and Analysis on your liquidity and capital resources required to meet your operating needs and strategic objectives.

In response to this comment, the Company does not need financing to operate at current levels. The Company is seeking additional funding between US$2 - $3 million to expand current DOOH networks and for immediate acquisitions. The proceeds will be utilized for capital equipment, acquisitions and maintaining overheads related to growth. The majority of proceeds will allocated towards TVs, Media Players and Turnkey Installations in pre-determined locations.

We may be exposed to material product liability…, page 10

11. We note that your risk factor raises concerns regarding potential adverse reactions resulting from human use. Please supplementally advise how your products could result in adverse reactions.

In response to this comment, the Company included the risk factor as requested.

We may not be able to protect our intellectual property rights…, page 11

12. We note your disclosure on page 6 that you rely on third party technologies and that your intellectual property is comprised of your knowledge and know-how. Please revise your risk factor heading and disclosure to tailor it to your particular facts and circumstances.

In response to this comment, the Company revised the risk factor as requested.

We may incur substantial costs as a result of litigation…, page 11

13. In this risk factor your reference the possible need of defending your patent rights in an interference proceeding with the US Patent and Trademark Office. Based on your prior disclosure it appears you do not have any patents submitted or pending. Please advise or revise to ensure your disclosure is consistent throughout the document.

In response to this comment, the revised its risk factors to reconcile the disclosures.

Risks Related to our Common Stock, page 12

14. Please provide a risk factor that discusses the potential dilution to shareholders resulting from the significant number of outstanding warrants. Also discuss the risk that this market overhang may depress the trading price of your common stock.

In response to this comment, the Company included a risk factor concerning the potential dilutive effects and affect to the Company’s trading price in connection with outstanding warrants.

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the year ended May 31, 2014 with comparative…, page 17

15. Please revise to provide a discussion and analysis of your results of operations. For example, please discuss why you generated substantially more revenues from product sales for the four month period from inception to May 31, 2013 than for the subsequent 12-month period ended May 31, 2014. Also discuss why, despite the substantial decrease in revenues from product sales for fiscal year 2014, you had greater gross profit in fiscal 2014 than the period from inception to May 31, 2013. Discuss why revenues from services has increased in amount and as a percentage of revenues from period-to-period and whether you expect this trend to continue. Discuss what products and services generated revenues in each period.

In response to this comment, the Company updated its MD&A to provide more analysis on its results of operations.

4

16. Please revise to discuss net income (loss) for each period.

In response to this comment, the Company included a discussion of net income/loss for the applicable accounting periods.

Satisfaction of Our Cash Obligations for the next 12 Months, page 20

17. We note your disclosure that management does not believe that the current cash and cash equivalents will sustain business for the next twelve months. Please revise your disclosure to state how long management believes the cash and cash equivalents on hand will allow the business to operate without additional financing.

In response to this comment, the Company revised its disclosure to discuss its cash needs.

Summary Compensation, page 22

Narrative to Summary Compensation Table, page 22

18. We note your disclosure in footnote 1 that the “difference between the contractual amount in each of Messrs. Oswald and O’Brien’s consulting agreements and the actual amounts they received has been waived as required by the Share Exchange Agreement.” However, you further clarified that accrued consulting fees prior to July 15, 2014 were cancelled per Share Exchange Agreement but that thereafter, “management of Tech 9 may accrue consulting fees.” Please tell us the following:

☐ How your liability for consulting fees prior to July 15, 2014 may be deemed “extinguished” pursuant to ASC 405-20-40.

☐ Whether you have accrued all consulting fees earned by Messrs. Oswald and O’Brien after July 15, 2014. Refer to your basis in the accounting literature.

In response to this comment, see response for comment 19 below.

19. With respect to the cancellation of the accrued consulting fees, please refer us to the pertinent sections of the Share Exchange Agreement citing the waiver terms. As appropriate, please file the related agreements evidencing the modification of Messrs. Oswald and O’Brien’s consulting agreements or related releases. We note that the terms in Exhibits 10.1 and 10.2 appear to be firm.

In response to this comment, there is no accrued and waived compensation. On January 8, 2015, in connection with amendments to their respective consulting agreements, management of Tech 9 agreed to revise their consulting fees to reflect what they actually received in compensation as stated in the Summary Compensation table. During the year ended May 31, 2014, the Company expensed management fees for $103,559 (CAD $110,425) to two directors ((Robert Oswald US 50,572 (CAD $53,925) and Matt O’Brien US$52,987 (CAD $56,500)) of which $0 was owed as of May 31, 2014.

Both executives concluded that their income set forth in the above Summary Compensation Table for 2014 better reflected the work actually performed by each of them through May 31, 2014. The decline of a major order (known as “the admerge media order”) and the accompanying lost revenue from that order resulted in a dramatic reduction in time and services required against their projected earnings in their respective consulting agreements. As a result, management decided to revise their compensation for that stated in the Summary Compensation Table for 2014.

5

Certain Relationships and Related Transactions, page 23

20. We note your reference to transactions with more than ten percent beneficial holders in the first paragraph of this subsection. Please note that Item 404(a) of Regulation S-K requires disclosure with respect to more than five percent beneficial holders. Please revise your disclosure accordingly.

In response to this comment, the Company revised the disclosure in the amended 8-K to state that it references transactions with 5% shareholders.

21. Please specifically identify the related persons and entities discussed in this subsection.

In response to this comment, the Company identified the specific related parties in the amended 8-K.

22. Note 4 to the audited financial statements of Tech 9 discloses a loan payable to a related party of $21,181 as of May 31, 2014. Please disclose this related party transaction and file the loan agreement as an exhibit.

In response to this comment, the Company disclosed this related party transaction and filed the terms of the loan in Exhibit 10.5.

Security Ownership of Certain Beneficial Owners and Management, page 24

23. Please revise your table to properly identify the number of all executive officers and directors as a group.

In response to this comment, the Company revised the table accordingly.

Market for Common Equity and Related Shareholder Matter, page 27

24. Please provide all the disclosure required by Item 201 of Regulation S-K, including high and low bid information and number of holders.

In response to this comment, the Company included the high and low bid information, for the available periods, and the number of shareholders.

Item 3.02 Unregistered Sales of Equity Securities, page 28

25. You disclose that the shares issued in the exchange were exempt from registration under Section 4(a)(2) of the Securities Act and/or Regulation D. Please state briefly the facts relied upon to make the exemption available, including the number and nature of the persons who received the company’s shares.

In response to this comment, the Company described the facts relied upon to make the exemption available.

Exhibit 99.1

Balance Sheets at May 31

26. Please include a note to describe the terms for the customer deposit and method of settlement.

In response to this comment, it is the Company’s policy to obtain a deposit on signing of large contracts prior to delivery of products and services. The products and services were delivered subsequent to the year and the deposit was adjusted against the receivables. As a result, the Company does not believe a note is required.

4. Related Party Transactions, page 11

27. As disclosed, $nil of management fees were owed as of May 31. 2014. Please clarify whether you owed $nil amounts due to payments in full or due to a waiver of amounts owed.

In response to this comment, see response to comment 19 above.

6

Exhibit 99.2

Interim Financial Statements

28. Please file updated interim historical and pro forma financial statements through November 30, 2014.

In response to this comment, after consultation with the Staff, updated interim historical and pro forma financial statements through November 30, 2014 are not required.

Interim Balance Sheets as at August 31, 2014 and May 31, 2014

29. Please add a note to disclose your receivables’ payment terms, if other than customary. In this regard, we note that your outstanding receivables for the quarter ended August 31, 2014 approximated your total revenues for the quarter.

In response to this comment, the Company’s payment terms are customary for 30 days. However, some customers have not adhered to the Company’s payment terms and taken longer to pay. As a result, the Company does not believe a note is required.

Exhibit 99.3

Unaudited Pro Forma Condensed Financial Statements,

30. Please tell us how you considered the holder(s) of the 30.1 million outstanding shares, the 29.9 million stock warrants outstanding and the former shareholders with anti-dilution rights pursuant to Section 13.2 of the Share Exchange Agreement in concluding that Tech 9 is the accounting acquirer and not you. In your response, please identify each holder of the 30.1 million shares and the amount of such shares held by each of them. Refer to ASC 805-10-55-12.

In response to this comment, the Company updated the pro forma financial information to state how it concluded that Tech 9 is the accounting acquirer. The only shareholders of record that hold more than 5% of the Company’s common stock are Matthew O’Brien and Robert Oswald.

Note 2(d)

31. Please tell us your basis for reclassifying stock warrants into equity and disclose the related exercise terms on page 26 under “Warrants and Options.” Refer to pertinent provisions of the Share Exchange Agreement and the significant terms of the Warrants Agreement dated January 8, 2014.

In response to this comment, the Company updated 2(d) in the pro forma financial information. The Company is not reclassifying stock warrants into equity.

In addition, enclosed herewith please find an acknowledgment letter from the Company.

Sincerely,

/s/ Robert J. Oswald
Robert J. Oswald

Enclosure

Industry Reports
Acknowledgment by the Company

7

Perk international, Inc.

5401 Eglinton Ave, West Suite 205

Toronto, ontario, canada

Via EDGAR

February 23, 2015

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director

Re:	Perk International, Inc.
Form 8-K
Filed January 9, 2015
File No. 333-189540

Dear Larry Spirgel:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated February 5, 2015 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Perk International, Inc.

By:	/s/ Robert J. Oswald
Robert J. Oswald
Chief Executive Officer

POPAI

THE GLOBAL ASSOCIATION FOR MARKETING AT RETAIL

2012 SHOPPER ENGAGEMENT STUDY

MEDIA TOPLINE REPORT

THE NEW SHOPPER JOURNEY

More Decisions Are Being Made In-Store Than Ever Before

As far back as the 1960's POPAI's constituents had the insight to know that they needed to understand the buying behaviors of shoppers in order to affect their purchase decisions through point of purchase displays. Since then, every decade POPAI has conducted a study that tells the story of how shoppers shop. This is the story of today's shopper.

Understanding the needs, purchasing behavior, and changing lifestyles of today's shopper is critical in being able to deliver on their immediate and future needs. While it's true that a shopper's decisions are no longer limited to in-store, POPAI's 2012 Shopper Engagement Study finds that now more than ever shoppers are making an overwhelming number of their purchasing decisions in-store. In fact, the in-store decision rate has climbed from 70% in 1995 to 76% in 2012. With today's shopper being increasingly mobile, social and in control what exactly has changed to push the in-store decision rate to an all time high?

There's no denying that the shoppers' path to purchase is considerably different today than it was for the shopper of yesteryear. With the advent of smartphones, shopping apps, mobile coupons, and myriad other innovations, how can it not be? Yet, when we look at the data from POPAI's series of long running shopper research projects aimed at providing new information on how shoppers behave when they are in different types of stores deciding which categories and brands to buy we see that it all comes down to on thing – in-store marketing.

POPAI has a long history of fielding research around the effectiveness of displays and measuring the in-store decision rate, which creates quite the compelling case for investing in the in-store environment. Comprised of three key components, the in-store decision rate factors in generally planned purchases, brand substitution, and unplanned purchases to determine the true number of decisions being made at the shelf. Moreover, the data shows us that an important part of the marketing mix is the use of materials and devices that stimulate sales where the action is – the point of purchase. Often the decision-making process of shoppers does not occur until they actually see a product in the store. Therefore, the way a product is displayed in a store and is supported by in-store marketing materials can often be instrumental in leveraging sales.

In this report you will find a top line summary of how shoppers are interacting with the in-store environment and how in-store marketing is playing a crucial role in today's shopper journey.

POPAI'S HIERARCHY OF SHOPPERS' NEW BEHAVIORS

Complete the task at hand	>> Like to get exactly what they set out for >> Aim is to complete shopping trip
Research and plan the trip	>> Nearly half of all shoppers use pre-store media to plan their trip. >> A large majority create a shopping list whether mental, handwritten, or digital.
Finding inspiration and solutions	>> Enjoys seeing what new products are available while shopping the store. >> Enjoys getting meal ideas while grocery shopping.
Product offering and selection	>> Overall fresh food quality, good service, quick checkout and value are the most important considerations for shoppers when choosing a retailer.
Seeking better value	>> Willing to wait for sales >> Will shop multiple retailers for best prices

2 POINT OF PURCHASE ADVERTISING INTERNATIONAL | 2012 SHOPPER ENGAGEMENT STUDY

Gas station TV wars heat up - Chicago Tribune Page 1 of 6

(http://www.chicagotribune.com)

Networks compete for gas station viewers

Number of Chicagoans who watch TV at the pump projected to double by spring

November 20, 2011 | By Robert Channick, Chicago Tribune reporter

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A new kind of media war is heating up at gas stations across the country, and Chicago may be a pivotal battlefield. Two fledgling networks — Outcast Media and Gas Station TV — are competing for viewership with pump-based screens that broadcast four-minute programming loops while drivers are filling up.

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Nearly 52 million customers are getting snippets of weather, sports highlights, celebrity gossip and commercials with their gas each month, according to Nielsen, a growing trend that may either ease or exacerbate the pain at the pump, depending on your perspective.

More than 4 million of those mobile couch potatoes are in Chicago, a number the companies hope to double by spring with beefed-up programming and the accelerated rollout of 10-inch color screens, coming soon to a gas pump near you.

"Our weekly reach is actually larger than most of the prime-time TV shows," said Nathan Gill, 35, who co-founded California-based Outcast and serves as its chief revenue officer.

http://articles.chicagotribune.com/2011-11-20/business/ct-biz-1120-gas-station-tv-2011112... 2/17/2015

Gas station TV wars heat up - Chicago Tribune Page 2 of 6

Outcast, which just kicked off an exclusive content deal with NFL Network, has about 13,000 screens and reaches more than 24 million monthly viewers nationwide. Michigan-based Gas Station TV has about 9,000 screens and reaches more than 27 million monthly viewers nationally. Outcast has a bigger local audience, with 2.6 million Chicago-area viewers to Gas Station TV's 1.5 million. Both are audited by Nielsen, which of course also provides ratings for more traditional TV networks.

"We know exactly how many viewers we have because we know exactly how many transactions occur at every pump," Gill said. "Our consumer is connected to that screen with a 6-foot rubber hose."

Working with programming partners such as CBS, ABC, ESPN, Bloomberg and Extra, the customized loops repeat up to 15 times an hour. Segments range from 15 to 30 seconds, with half of the time devoted to content — usually promo packages for network shows — and the balance devoted to commercials.

"To the consumer, we look like television," said CEO David Leider, 46, a former ad agency executive who co-founded Gas Station TV five years ago. "With our advertisers, we're much more like the Internet, where everything can be sliced and diced and targeted down to that individual station level."

National advertisers include Ford, Kraft, GM, Chase and Allstate, while local advertisers include the participating gas stations, which can pump everything from slushies to oil changes as part of the deal.

The concept dates back to 2003, when Fuelcast, formerly VST, launched the first gas-pump TVs at select stations. Outcast Media was formed in 2008 when Fuelcast merged with Bhootan, a digital out-of-home media company operating in the retail sector. In February, Outcast merged with PumpTop TV, solidifying its national footprint with more than 1,200 stations across the U.S., according to Nielsen.

Founded in 2006, Gas Station TV has grown more organically, leveraging corporate partnerships to spread its programming. While the company has fewer stations in its network, higher volume gives it an edge in total audience, with 27.5 million monthly viewers at more than 1,100 stations across the U.S., according to Nielsen.

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http://articles.chicagotribune.com/2011-11-20/business/ct-biz-1120-gas-station-tv-2011112... 2/17/2015

Gas station TV wars heat up - Chicago Tribune Page 3 of 6

Gas-station television networks are part of the nascent industry known as digital out-of-home media, which ranges from interactive kiosks to Jumbotrons. The overall industry grew more than 15 percent last year to $2.1 billion, according to Patrick Quinn, CEO and founder of PQ Media, a Connecticut-based research and consulting firm.

The transit category includes screens in airports, airplane, taxis, buses and trains, and is projected to surpass $100 million in revenue this year, up from $89 million in 2010. Quinn said gas station television is one of the largest and fastest growing segments of that category, based in part on its verifiable audience.

"Those can be considered guaranteed impressions," Quinn said. "They know that you're there and they have a receipt."

The cost of running a 30-second national spot is about $800,000 per month on either network. A four week, Chicago-only schedule would cost about $112,600 on Outcast and about $50,000 on GSTV, according to the companies.

Studies show gas buyers skew toward men 18 to 49 — an attractive and sometimes elusive demographic for advertisers. The transactions at the pump also provide valuable information about the buying habits of the on-the-go viewers, helping to target potential clients.

"We're able to extract a lot of information about our consumers and their spending habits by our credit card partners," Gill said. "That gives us even more detail on what these consumers are doing and especially, where they're going after they leave the pump, which is very helpful for our advertisers."

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http://articles.chicagotribune.com/2011-11-20/business/ct-biz-1120-gas-station-tv-2011112... 2/17/2015 nielsen

The Nielsen Company
770 Broadway
New York, NY 10003
www.nielsen.com

News Release

NIELSEN "FOURTH SCREEN NETWORK AUDIENCE REPORT:" 237 MILLION AD EXPOSURES MONTHLY TO ADULT AUDIENCES IN MEASURED DIGITAL LOCATION-BASED VIDEO NETWORKS

First ever standardized audience data enables comparisons with TV and other video screens

NEW YORK, NY – April 12, 2010 – In the last four months of 2009, adults 18 years or older were exposed to 237 million video ads per month in the ten location-based video networks included in The Nielsen Company's inaugural "Fourth Screen Network Audience Report."

Nielsen's "Fourth Screen Network Audience Report" grows out of the rapid proliferation of video networks in non-traditional spots such as movie theaters, bars and restaurants, gas stations, health clubs, and other place-based venues. This is the first time that any measurement company has provided a comprehensive, standardized audience reporting that allows advertisers to easily compare data from these networks with measurements from the other three screens: TV, Internet, and Mobile.

"For the first time, ad buyers and sellers have a single source to evaluate digital place-based advertising networks in reaching key age and sex demographics, and compare these to other video sources such as TV," said Terrie Brennan, SVP for New Business Development at Nielsen. "This syndicated report provides the insight necessary to understand the impact of advertising on these networks with television and Internet as well as other cross-media campaigns."

The report finds that 54% of the 237 million monthly exposures to persons 18+ were displayed to male audiences, with 46% exposed to females. An estimated 50% of all the monthly exposures to adults were displayed to men and women in the key 18-34 demographic.

GROSS MONTHLY DIGITAL VIDEO AD EXPOSURES, P18+
(September-December 2009)

Network	Venue	Persons 18+	% 18-34
NCM	Movie Theaters	35,301,188	47%
Captivate	Elevators	31,332,148	55%
Zoom Fitness	Health Clubs	29,396,229	43%
Screenvision	Movie Theaters	26,390,071	47%
Zoom Social	Bar/Restaurants	25,165,269	84%
AMI	Bar/Restaurants	22,609,400	53%
The Hotel Networks	Hotels	22,196,922	34%
GSTV	Gas Stations	21,306,028	44%
indoorDirect	Restaurants	14,146,853	43%
RMG Fitness	Health Clubs	9,548,019	35%
TOTAL		**237,392,127**	**50%**

In addition to adult audience measurements, the report also includes child and teenage measurements in movie theater venues where younger demographics make up an important part of

Page 1 of 2

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KEYWEST TECHNOLOGY

KEY INGREDIENTS FOR A SUCCESSFUL DIGITAL SIGNAGE CAMPAIGN

In mid-February 2012, the TV ratings service provider Arbitron released data counting all viewers who had watched the Super Bowl football championship earlier that month outside of their homes—e.g. at bars and restaurants. Across 44 media markets that were tracked with the company's Portable People Meter (PPM) system, some 12 million people watched the game in these places. That equalled nearly 10 percent of the 123 million adults who live in those markets, enough to lift the 'in-home' Super Bowl audience of 57.5 million people in those markets by 20.7 percent.

When announcing those figures, Arbitron's senior vice-president (SVP) of cross-platform sales and marketing, Carol Edwards, pointed out that while TV ratings have traditionally counted viewers at home, watching sports programming is often a group activity that specifically takes place outside of the home.

Similarly, digital out-of-home (DOOH) networks are drawing a huge, verifiable number of viewers everywhere from fitness clubs to gas stations, from airports to arenas. Nielsen, also well-known for measuring TV audiences, reported adults visiting 12 of these types of venues in the fourth quarter of 2010 were exposed to more than 500 million gross minutes per month of OOH media.

For advertisers, marketers and digital signage network operators with the vision to develop this emerging media market, the opportunity to create successful DOOH campaigns has never been greater. Doing so, however, depends upon five key ingredients:

- Setting goals.
- Choosing the right hardware and software.
- Successful deployment.
- Designing effective content.
- Collecting, analyzing and responding to audience metrics.

Like the pieces of a jigsaw puzzle, these elements of digital signage must be assembled properly to achieve a complete success in DOOH advertising.

SETTING GOALS

Dorn Beattie, the founder, president and CEO of Solara Adworks in Vancouver, B.C., is one example of a puzzle master assembling these elements. He is currently building a digital signage network—known as Solara360—across North America as a franchisor.
This involves signing up franchisees to provide proprietary liquid crystal displays (LCDs) and related software to sports bar owners as a turnkey system. The system is provided to the bars for free.